                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                 ---------------

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   FOR THE TRANSITION PERIOD FROM         TO

                          COMMISSION FILE NUMBER 1-9910

            WESTCORP EMPLOYEE STOCK OWNERSHIP AND SALARY SAVINGS PLAN

                            (FULL TITLE OF THE PLAN)

                                    WESTCORP
                                   23 PASTEUR
                          IRVINE, CALIFORNIA 92718-3804

                 (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT
                       TO THE PLAN AND THE ADDRESS OF ITS
                           PRINCIPAL EXECUTIVE OFFICE)

                              REQUIRED INFORMATION

1.       Not Applicable.

2.       Not Applicable.

3.       Not Applicable.

4. Westcorp Employee Stock Ownership and Salary Savings Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Westcorp Employee Stock Ownership and Salary Savings Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                             WESTCORP EMPLOYEE STOCK OWNERSHIP
                             AND SALARY SAVINGS PLAN



                              By:  /s/ LEE A. WHATCOTT
                                   ----------------------------------
                                   Lee A. Whatcott, Committee Member

June 28, 1996

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                     Years ended December 31, 1995 and 1994



                                    CONTENTS

Report of Independent Auditors.................................................5

Audited Financial Statements

Statements of Net Assets Available for Benefits at December 31, 1995
   and 1994 ...................................................................6
Statement of Changes in Net Assets Available for Benefits for the Year
   Ended December 31, 1995.....................................................7
Notes to Financial Statements..................................................8

Other Financial Information

Schedule of Assets Held for Investment Purposes at December 31, 1995..........15
Schedule of Transactions in Excess of 5% of the Current Value
   of Assets for the Year Ended December 31, 1995.............................16

                         Report of Independent Auditors

Plan Committee
Westcorp Employee Stock Ownership and Salary Savings Plan

We have audited the accompanying statements of net assets available for benefits of Westcorp Employee Stock Ownership and Salary Savings Plan (the Plan) as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of Assets Held for Investment Purposes as of December 31, 1995, and of Transactions in Excess of 5% of the Current Value of Plan Assets for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 25, 1996

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
                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                 Statements of Net Assets Available for Benefits

                                                          DECEMBER 31
                                                     1995             1994
                                                 ----------------------------

ASSETS
Cash                                             $    54,347      $        --
Short-term investments                               525,894        1,612,370
Investments at fair value:
   Stock                                          17,059,646        7,840,109
   Mutual funds                                    2,978,584        1,819,781
   Government National Mortgage Association
    Securities                                        90,603           92,451
   Unsettled investment transactions                      --           11,743
                                                 -----------      -----------
Total investments                                 20,709,074       11,376,454

   Interest Receivable                                32,071              863
   Employee Deferrals Receivable                      53,469           40,579
   Contribution receivable                         2,366,846               --
                                                 -----------      -----------
Total Receivables                                  2,452,386           41,442
                                                 -----------      -----------
Net assets available for benefits                $23,161,460      $11,417,896
                                                 ===========      ===========



See accompanying notes.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1995


Additions to net assets attributed to:
   Investment income:
     Interest income                                             $    49,589
     Dividends                                                       417,919
     Capital gains                                                    16,785
     Other gains                                                     440,008
   Contributions:
     Employer                                                      2,366,846
     Employee                                                      1,230,929
   Net unrealized appreciation in fair value of investments        9,096,209
                                                                 -----------
Total additions                                                   13,618,285

Deductions from net assets attributed to:
   Distributions and withdrawals paid to participants              1,874,721
                                                                 -----------
Total deductions                                                   1,874,721
                                                                 -----------
Net increase                                                      11,743,564
Net assets available for benefits at beginning
   of year                                                        11,417,896
                                                                 -----------
Net assets available for benefits at end of year                 $23,161,460
                                                                 ===========

See accompanying notes.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                          Notes to Financial Statements
                                December 31, 1995


1. SIGNIFICANT ACCOUNTING POLICIES

Fair Values of Financial Instruments: Cash and short-term investments are valued at fair value. Common stock, Government National Mortgage Association Securities, and mutual funds are valued at their respective reported sales prices on the last business day of the year.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Western Financial Savings Bank (WFSB) is a wholly owned subsidiary of Westcorp (the Company).

2. DESCRIPTION OF THE PLAN

The Westcorp Employee Stock Ownership and Salary Savings Plan (the Plan) is a defined contribution profit sharing plan that covers substantially all employees and provides for retirement benefits. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

WFSB makes contributions to the employee stock ownership portion of the Plan, as determined by the Company's Board of Directors, and within the guidelines of ERISA and the regulations of the Internal Revenue Service.

Employees may contribute up to 10% of annual earnings to the Plan through regular payroll deductions under the 401(k) provisions of the Plan. Highly compensated employees, as defined by the Plan, are limited to a 6% maximum annual contribution. The Company may match up to 50% of employee elective contributions, not to exceed 6% of employee compensation. Forfeitures are credited to the employer and are used to reduce employer contributions. Plan participants have six investment options. A participant may invest in one or a combination of mutual fund options offered by American Funds and/or Westcorp Stock.

It is the intent of the Company to continue the Plan; however, the Plan may be terminated by the Company at any time. In the event the Plan terminates, the net assets of the Plan will be allocated. All participants will vest 100% immediately and will receive their credited balance as of the date of liquidation.

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                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

Information about the Plan agreement and the vesting and benefit provisions is contained in the pamphlet Westcorp Employee Stock Ownership and Salary Savings Plan Summary Plan Document. Copies of this pamphlet are available from the Plan Committee.

3. BENEFITS PAYABLE

Vested benefits payable to participants of $171,092 and $168,742 at December 31, 1995 and 1994, respectively, are not reflected as a deduction from net assets available for plan benefits in the Plan's financial statements, which creates a difference from the Plan's IRS Form 5500, "Annual Return/Report of Employee Benefit Plan," which has recorded the vested benefits as a liability.

4. INVESTMENTS

The Plan's investments, including investments bought during the year, increased in fair value by $9,096,209 during 1995. Investment income of $924,301 was realized in relation to these investments during 1995.

                                              INCREASE
                                            (DECREASE) IN
                                             FAIR VALUE     FAIR VALUE AT END
                                             DURING YEAR         OF YEAR
                                            -----------------------------------

Year ended December 31, 1995:
   Fair value as determined by quoted
     market price:
       Short-term investments                $            -   $       525,894
         Westcorp common stock
            (922,143 shares)                     8,662,727         17,059,646
         Government National Mortgage
            Association Securities                  (1,848)            90,603
         Mutual funds                              435,330          2,978,584
                                            -----------------------------------
                                             $    9,096,209   $    20,654,727
                                            ===================================

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                   Notes to Financial Statements (continued)


5. INCOME TAX STATUS

The Internal Revenue Service has issued a determination letter dated August 8, 1995, that the Plan qualifies, in form, under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and, the underlying trust is, therefore, exempt from federal income taxes under Section 501(a) of the Code. The Plan is required to operate in accordance with the Code to maintain its tax qualification. The Plan administrator is not aware of any course of actions or series of events that have occurred which might adversely affect the Plan's qualified status.

6. ADMINISTRATIVE COSTS

WFSB has agreed to voluntarily pay the Plan's administrative expenses of approximately $66,100 in 1995. This agreement to pay the administrative costs can be canceled at any time.

7. EMPLOYER CONTRIBUTIONS

The Company's Board of Directors elected to provide a contribution in 1995 of $2,366,846 for both the employee stock ownership (ESOP) and salary savings portions of the Plan.

8. ESOP PARTICIPANT ALLOCATION

The Plan allocates contributions, investment changes and forfeitures to participants' accounts as follows:

         Contributions: Each participant is credited with one unit for each $100 of eligible compensation plus an additional unit for each full year of service.

         Investment Changes: Each participant account is allocated the amount of investment changes on an annual basis in the same proportion that the cash or shares of each participant's account bears to the total accounts of all participants in the same investment option at the time of the valuation.

         Forfeitures: Forfeitures are allocated to participants who did not have a break in service during the current year based on the proportion of each participant's compensation to the total compensation of all such participants during the year.

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)



9. SEPARATE CONTRIBUTION PROGRAMS

The Salary Savings Plan maintains six separate investment programs. Participants may choose how to allocate their contributions among the programs. The following table summarizes the activity for each of the programs and the Employee Stock Ownership Plan.


                                              CASH MANAGEMENT     U.S. GOVERNMENT        INCOME            GROWTH
                                                    FUND          SECURITIES FUND   FUND OF AMERICA         FUND
                                             ------------------------------------------------------------------------

Net assets available for plan benefits,
   January 1, 1995                              $     518,502     $     210,756     $     558,038     $     536,134
     Contributions:
       Employer                                        18,899            15,401            56,726            84,075
       Employee                                        55,286            54,080           123,749           237,728
     Interest and dividend income                      26,808            19,198            28,515               506
     Capital gains                                          -                 -                 -                 -
     Other gains (losses)                                   -            (1,140)              319             4,196
     Distributions and withdrawals paid to
       participants                                  (164,823)          (26,285)          (57,121)          (93,273)
     Net unrealized appreciation in
       fair value of investments                            -            17,929           113,867            86,233
     Transfer of funds                                (21,102)           47,791           (22,983)           88,765
                                             ------------------------------------------------------------------------
Net assets available for plan benefits,
   December 31, 1995                            $     433,570     $     337,730     $     801,110     $     944,364
                                             ========================================================================

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                   Notes to Financial Statements (continued)


(Table continued from previous page)

WASHINGTON MUTUAL FUND       401(K)
                           STOCK FUND              ESOP                 TOTAL
- - --------------------------------------------------------------------------------------

   $     738,904          $    2,812,207      $     6,043,355      $    11,417,896

          69,501                 175,137            1,947,107            2,366,846
         199,765                 560,321                    -            1,230,929
          37,352                 113,562              241,567              467,508
          16,785                       -                    -               16,785
           6,434                       1              430,198              440,008

        (117,356)               (534,096)            (881,767)          (1,874,721)

         217,301               2,805,409            5,855,470            9,096,209
          22,020                (114,491)                   -                    -
- - --------------------------------------------------------------------------------------

   $   1,190,706          $    5,818,050      $    13,635,930      $    23,161,460
======================================================================================


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                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                    Notes to Financial Statements (continued)


10. HOLDINGS OF PARTIES-IN-INTEREST

                                                    DECEMBER 31
                                                        1995
                                                 -------------------
         Westcorp common stock
            (922,143 shares in 1995)              $    17,059,646

                           Other Financial Information

                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1995

                                                DESCRIPTION OF
                                             INVESTMENT, INCLUDING
                                                 MATURITY DATE,
                                             RATE OF INTEREST, PAR                                 CURRENT
     IDENTITY OF ISSUER OR BORROWER            OR MATURITY VALUE                  COST              VALUE
- - ----------------------------------------------------------------------------------------------------------------


Westcorp Common Stock                    922,143 shares                       $   6,325,415    $   17,059,646

American Funds
   U.S. Government Securities
   Income Fund of America
   Growth Fund
   Washington Mutual Fund                146,682 units                            2,590,677         2,978,584

American Funds
   Cash Management Fund                  413,169 units                              413,169           413,169

Provident Institutional Funds
   Treasury Trust Fund                   112,725 units                              112,725           112,725

Government National                      GNMA Pool #168962
   Mortgage Association                  Single family pool at 11% Pass
   (GNMA) Securities                     Through Certificate Matures July
                                         15, 2016                                    81,278            90,603
                                                                           -------------------------------------
                                                                              $   9,523,264    $   20,654,727
                                                                           =====================================


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                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                       Schedule of Transactions in Excess
                    of 5% of the Current Value of Plan Assets

                          Year ended December 31, 1995


                                                          CURRENT
                                                          VALUE OF
                                                          ASSET ON          COST OF
                DESCRIPTION OF ASSETS                 TRANSACTION DATE       ASSET           NET GAIN
- - -----------------------------------------------------------------------------------------------------------

Category (i) - single transactions in excess of 5% of plan assets

Short-Term U.S. Gov't Securities                        $    672,230      $     672,230     $        -
Sumitomo Bank of California
   Money Market Premium Account                              819,959            819,959              -



There were no category (ii) reportable transactions during 1995.

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                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                       Schedule of Transactions in Excess
              of 5% of the Current Value of Plan Assets (continued)

                          Year ended December 31, 1995


                                                           CURRENT
                                                           VALUE OF
                                                           ASSET ON            COST OF
                DESCRIPTION OF ASSETS                  TRANSACTION DATE         ASSET            NET GAIN
- - -----------------------------------------------------------------------------------------------------------------

Category (iii) - series of transactions in excess of 5% of plan assets

Short-Term U.S. Gov't Securities                        $    3,344,458      $    3,344,458
Short-Term U.S. Gov't Securities                            (3,543,339)         (3,543,339)
Westcorp Common Stock                                        1,258,772           1,258,772
Westcorp Common Stock                                         (946,670)           (516,471)     $      430,199
Sumitomo Bank of California
   Money Market Premium Account                                160,770             160,770
Sumitomo Bank of California
   Money Market Premium Account                             (1,089,538)         (1,089,538)
Treasury Trust Fund                                            863,649             863,649
Treasury Trust Fund                                           (750,924)           (750,924)


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                                    Westcorp
                Employee Stock Ownership and Salary Savings Plan

                       Schedule of Transactions in Excess
              of 5% of the Current Value of Plan Assets (continued)

                          Year ended December 31, 1995


                                                            CURRENT
                                                            VALUE OF
                                                            ASSET ON            COST OF
                DESCRIPTION OF ASSETS                   TRANSACTION DATE         ASSET              NET GAIN
- - -------------------------------------------------------------------------------------------------------------------

Category (iv) - single transactions in excess of 5% of plan assets

Mutual Fund Agent                                         $    1,017,054      $    1,017,054
Mutual Fund Agent                                               (471,110)           (461,301)    $         9,809

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